U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                Commission File Number 0-26015

(Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ]
Form N-SAR [ ] Form N-CSR

For Period Ended:              December 31, 2007
                  --------------------------------------------

         [  ]      Transition Report on Form 10-K
         [  ]      Transition Report on Form 20-F
         [  ]      Transition Report on Form 11-K
         [  ]      Transition Report on Form 10-Q
         [  ]      Transition Report on Form N-SAR

For the Transition Period Ended:
                                 --------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A

                                     Part I
                             Registrant Information

Full Name of Registrant:            YOUBET.COM, INC.

Former Name if Applicable:          N/A

Address of Principal Executive Office (Street and Number): 5901 De Soto Avenue

City, state and zip code:                             Woodland Hills, CA 91367


                                     Part II
                             Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

                                      Part
                                 III Narrative

We are currently in negotiations with Wells Fargo Foothill, the administrative agent, regarding an amendment to our credit agreement. Without the amendment, the company would be in default of certain financial covenants in the agreement. Until the amendment is in place or we otherwise determine that we are unable to obtain such amendment or, at a minimum, a waiver, we will not be able to finalize the presentation of our consolidated balance sheet as of December 31, 2007. We anticipate completing our negotiations with Wells Fargo Foothill and filing our annual report on Form 10-K for the year ended
December 31, 2007 within 15 calendar days of the due date.

                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                  James A. Burk                     (818) 668-2100

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [x] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes    [  ] No

As previously reported on a current report on Form 8-K filed on February 13, 2008, we have concluded that intangible assets associated with the business of IRG U.S. Holdings Corp., IRG Holdings Curacao, N.V., International Racing Group N.V., and IRG Services, Inc., collectively referred to herein as the "IRG Business," were impaired. The total amount of the impairment charge associated with the IRG Business is approximately $9.9 million, consisting of $6.7 million in the unamortized balance of prior acquisition and earn-out payments as of November 30, 2007 and $3.2 million of an earned but unpaid earn-out payment due August 31, 2008.



                                YOUBET.COM, INC.
                        ---------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 17, 2008                    By: /s/ James A. Burk
                                           -----------------------------------
                                           James A. Burk
                                           Chief Financial Officer